Exhibit 99.1

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 AND 2016

ESSA Pharma Inc. 900 West Broadway - Suite 720 Vancouver, BC V5Z 1K5 Canada	ESSA Pharmaceuticals Corp. 2130 West Holcombe Blvd - Suite 900 Houston, TX 77030 USA

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Management’s Discussion and Analysis	December 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2017 AND 2016

This management’s discussion and analysis (“MD&A”) of ESSA Pharma Inc. (the “Company” or “ESSA”) for the three months ended December 31, 2017 and 2016 is dated as of February 14, 2018.

This MD&A has been prepared with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.  This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended December 31, 2017 and 2016, the audited consolidated financial statements for the years ended September 30, 2017, 2016 and 2015, and the related notes thereto. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in United States dollars (“USD” or “$” or “US$”), unless otherwise indicated. Canadian dollars are presented as “C$” or “CAD”, where indicated.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under the United States Private Securities Litigation Reform Act and applicable Canadian securities laws. Please refer to the discussion of forward-looking statements set out under the heading “Cautionary Note Regarding Forward-Looking Statements”, located at the end of this document. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements.

As at December 31, 2017, the Company’s common shares traded on the TSX Venture Exchange (“TSX-V”) under the symbol “EPI” and the NASDAQ Capital Market (“Nasdaq”) under the symbol “EPIX”.

OVERVIEW OF THE COMPANY

ESSA is a preclinical stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of prostate cancer in patients whose disease is progressing despite treatment with current therapies, including abiraterone and enzalutamide. The Company believes its preclinical series of compounds can significantly expand the interval of time in which patients suffering from castration-resistant prostate cancer (“CRPC”) can benefit from hormone-based therapies. Specifically, the compounds act by disrupting the androgen receptor (“AR”) signaling pathway, the primary pathway that drives prostate cancer growth, by preventing AR activation through selective binding to the Tau-5 region of the N-terminal domain (“NTD”) of the AR. In this respect, ESSA’s compounds differ from classical anti-androgens, since they interfere either with androgen synthesis, or with the binding of androgens to the ligand-binding domain (“LBD”), which is located at the opposite end of the receptor. A functional NTD is essential for activation of the AR; blocking the NTD inhibits AR-driven transcription. We believe that the transcription inhibition mechanism of ESSA’s preclinical series of compounds is unique, and has the advantage of bypassing identified mechanisms of resistance to the anti-androgens currently used in the treatment of CRPC. The Company has been granted by the United States Adopted Names ("USAN") Council a unique USAN stem "-- aniten" to recognize this new mechanistic class. The Company refers to this series of proprietary compounds, currently in development, as the “Aniten” series. In preclinical studies, blocking the NTD has demonstrated the capability to prevent AR-driven gene expression. In addition, in a recently completed Phase I clinical trial of ESSA’s first-generation agent EPI-506 (as defined herein), prostate-specific antigen (“PSA”) declines, a sign of inhibition of AR-driven biology, was observed at higher dose levels.

According to the American Cancer Society, in the United States, prostate cancer is the second most frequently diagnosed cancer among men, behind skin cancer. Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have rising serum levels of PSA, which is an indication of recurrent or advanced disease. Patients with advanced disease often undergo androgen ablation therapy using analogues of luteinizing hormone releasing hormone (“LHRH”) or surgical castration; this approach is termed “androgen deprivation therapy”, or “ADT”. Most advanced prostate cancer patients initially respond to androgen ablation therapy; however, many experience a recurrence in tumor growth despite the reduction of testosterone to castrate levels, and at that point are considered to have CRPC. Following diagnosis of CRPC, patients have been generally treated with anti-androgens, which block the binding of androgens to the AR. More recently, greater results have been achieved by utilizing the latest generation of anti-androgens, such as abiraterone, in combination in newly diagnosed metastatic prostate cancer.

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Management’s Discussion and Analysis	December 31, 2017

The growth of prostate tumors is mediated by an activated AR. Generally, there are three means of activating the AR. First, androgens such as dihydrotestosterone can activate AR by binding to its LBD. Second, CRPC can be driven by constitutively-active variants of AR (“vAR”) that lack a LBD and do not require androgen for activation. The third mechanism involves certain signaling pathways that activate AR independent of androgen activity. Generally, current drugs for the treatment of prostate cancer work by focusing on the first mechanism in combination with either (i) interfering with the production of androgen, or (ii) preventing androgen from binding to the LBD. However, over time, these approaches eventually fail, due to mechanisms of resistance which all involve the LBD, whether at the DNA (AR amplification or LBD mutations) or RNA level (emergence of AR splice variants).

Through their potential to directly and selectively blocking all known means of activating the AR, the Company believes the Aniten series of compounds hold the potential to be effective in cases where current therapies have failed. Both preclinical and clinical studies support this belief. In preclinical studies, the Aniten series of compounds has been shown to shrink benign prostate tissue in mice as well as prostate cancer xenografts, including tumors both sensitive and resistant to the current generation anti-androgens such as enzalutamide. Recent studies have also suggested the potential for combinations of ESSA’s Aniten compounds with anti-androgens to potentially inhibit AR-driven biology in unique and complementary mechanisms by affecting opposite ends of the AR receptor.

The Phase I clinical trial of first-generation ralaniten acetate (“EPI-506”), has confirmed the safety and tolerability for this mechanism of transcription inhibition of AR-driven biology aspatients tolerated doses of the drug at overall exposures consistent with those associated with efficacy in animal models. Possible proof of concept was shown with short duration PSA declines of up to 30% being observed in some patients. However, this first-generation drug was significantly metabolized in humans. High doses were required to achieve the desired overall exposures, with the relatively short half-life limiting the therapeutic level exposure of the drug within a 24 hour period. This limitation, together with unfavorable pharmaceutical properties, led to the Company’s decision to discontinue EPI-506 development in favor of focussing on the development of the next generation of Anitens. This next generation of Aniten agents include more potent drugs, with potentially increased resistance to metabolism as well as potentially superior pharmaceutical properties, including expected improvements to manufacturability, stability and likelihood for successful commercial formulation.

The NTD of AR is flexible with a high degree of intrinsic disorder making it difficult for use in crystal structure-based drug design. The Company is not currently aware of any success by other drug development companies in finding drugs that bind to this drug target. The nature of the highly specific binding of the Aniten compounds to the NTD, and the biological consequences of that binding, have been defined in recent scientific studies. The selectivity of the binding, based on in vivo imaging as well as in vitro studies, is consistent with the clean toxicological profile observed with the first-generation EPI-506.

According to the Decision Resources Group, in 2014 there were approximately 213,000 prevalent cases of CRPC, and such prevalence is expected to increase to approximately 235,000 cases in 2023. The Company expects that the Aniten series of compounds could be effective for many of those patients. In its early clinical development, the Company intends to initially focus on patients who have failed abiraterone or enzalutamide therapies for the following reasons:

•	CRPC treatment remains a prostate cancer market segment with an apparent and significant unmet therapeutic need and is therefore a potentially large market;
•	the Company believes that the unique mechanism of action of its Aniten compounds is well suited to treat those patients who have failed AR LBD focused therapies, and whose biological characterization reveals that their tumors are still largely driven by AR biology;
•	the Company expects that the large number of patients with an apparent unmet therapeutic need in this area will facilitate timely enrollment in its clinical trials; and
•	the Company believes that the initial Phase I clinical trial will facilitate the early study of the combination of ESSA’s Aniten compound with anti-androgens such as enzalutamide.

The British Columbia Cancer Agency (“BCCA”) and the University of British Columbia (“UBC”) are joint owners of the intellectual property that constitutes the Company’s primary asset. The Company licensed the EPI-family of drugs from UBC and the BCCA. The Company is party to a license agreement with the BCCA and UBC dated December 22, 2010, as amended (the “License Agreement”), which provides the Company with exclusive access to the issued patents and patent applications in respect of the EPI-series compounds, including the next generation Aniten compounds.

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Management’s Discussion and Analysis	December 31, 2017

The Company believes that it has developed a strong and defensive intellectual property position for multiple EPI structural classes, with 17 patent families filed covering different EPI structural motifs/analogues. Patents have been granted in 27 countries and are pending in 10 jurisdictions for the first generation NTD inhibitor EPI-002, with expiry in 2029.

Patent applications are pending in the United States and in contracting states to the Patent Cooperation Treaty (“PCT”) for the Aniten next-generation NTD inhibitors, with expiry in 2037.

Completed Phase I Clinical Study of EPI-506

The Company conducted an initial proof-of-concept Phase I clinical study utilizing the first-generation Aniten compound, EPI-506. The objective of the EPI-506 Phase I clinical trial was to explore the safety, tolerability, maximum tolerated dose and pharmacokinetics of EPI-506, in addition to tumor response rates in asymptomatic or minimally symptomatic patients with metastatic CRPC (“mCPRC”) who were no longer responding to either abiraterone or enzalutamide treatments, or both. Efficacy endpoints, such as PSA reduction, and other progression criteria were evaluated. Details relating to the design of the Phase I/II clinical trial of EPI-506 are available on the U.S. National Institutes of Health clinical trials website (see https://clinicaltrials.gov).

The Investigational New Drug (“IND”) application to the U.S. Food and Drug Administration (“FDA”) for EPI-506, to begin a Phase I clinical trial, was accepted in September 2015, with the first clinical patient enrolled in November 2015. The Company’s Canadian Clinical Trial Application (“CTA”) submission to Health Canada was subsequently also accepted. Based on allometric scaling, an initial dose level of EPI-506 of 80 mg was determined. However, following the enrollment of the initial cohorts, it became apparent that levels of EPI-506 were much lower in humans than the projections from the animal studies. Supported by the large therapeutic index from toxicology studies, to obtain exposures, as discussed further below, and successive cohorts received aggressive dose escalations. The highest dose patients ultimately received was 3600 mg of EPI-506, administered in a single dose or split into two doses daily. The initial data from the Phase I clinical trial was presented at the European Society of Medical Oncology (“ESMO”) meeting in September 2017.

Conducted at five sites in the United States and Canada, the open-label, single-arm, dose-escalation study evaluated the safety, pharmacokinetics, maximum-tolerated dose and anti-tumor activity of EPI-506 in men with end-stage mCRPC who had progressed after prior enzalutamide and/or abiraterone treatment and who may have received one prior line of chemotherapy. Twenty-eight patients were available for analysis, with each patient having received four or more prior therapies for prostate cancer at the time of study entry. Patients self-administered oral doses of EPI-506 ranging from 80 mg to 3600 mg, with a mean drug exposure of 85 days (range of eight to 535 days). Four patients underwent prolonged treatment (with a median of 318 days; and a range of 219 to 535 days at data cut-off), following intra-patient dose escalation. PSA declines, an indication of efficacy, ranging from 4% to 29% were observed in five patients, which occurred predominantly in the higher dose cohorts (≥1280 mg).

EPI-506 was generally well-tolerated with a favorable safety profile having been demonstrated across all doses up to 2400 mg. At a dose of 3600 mg, gastrointestinal adverse events (nausea, vomiting and abdominal pain) were observed in two patients: one patient in the once-daily (“QD”) dosing cohort and one patient in the 1800 mg twice-daily dosing cohort, leading to study discontinuation and a dose-limiting toxicity (“DLT”) due to more than 25% of doses being missed in the 28-day safety reporting period. A separate patient in the 3600 mg QD cohort experienced a transient Grade 3 increase in liver enzymes (AST/ALT), which also constituted a DLT, and enrollment was consequently concluded in this cohort.

Although the safety profile and possible signs of efficacy at higher-dose levels support the concept that inhibiting the AR NTD may provide a clinical benefit to mCRPC patients, the pharmacokinetic and metabolic studies revealed that the challenges encountered in achieving exposures similar to those associated with efficacy in the animal models were due to the greatly increased metabolism of EPI-506 in patients as compared to rodents. In light of these discoveries, ESSA concluded that prioritizing the development of one of its Aniten next-generation NTD inhibitors that, in the Company’s discovery program, had demonstrated greater potency, reduced metabolism and other enhanced pharmaceutical properties offered a more compelling regulatory and commercial pathway forward. As a result, the Company announced on September 11, 2017 its decision to discontinue the further clinical development of EPI-506 and to implement a corporate restructuring plan to focus research and development resources on its next-generation Anitens targeting the AR NTD. The restructuring included a decrease in headcount and a reduction of operational expenditures related to the clinical program.

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Management’s Discussion and Analysis	December 31, 2017

 ESSA’s next-generation Aniten compounds are based on the binding scaffold in the first-generation drugs and appear to retain the specific binding and NTD inhibition of the AR. However, they have demonstrated an ability to improve upon a number of attributes of the first-generation compound, EPI-506. In several in vitro assay measuring inhibition of AR transcriptional activity, these drugs have demonstrated more potency than EPI-506 or its active metabolite, EPI-002. In addition, the compounds have been modified in an effort to reduce metabolic vulnerabilities. Lastly, the compounds are designed to improve upon the pharmaceutical properties of EPI-506, including in the areas of formulation, stability and ease of manufacture, to enable a more efficient and cost-effective formulation approach. The Aniten program is currently at the IND lead-selection stage with IND and CTA filings expected to occur in the first half of calendar 2019.

Strategy

The Company’s initial therapeutic goal is to develop a safe and effective therapy for prostate cancer patients whose tumors have progressed on current anti-androgen therapy. However, the action of the NTD-inhibiting Aniten compounds suggests that there may be additional therapeutic advantage to combining these agents with anti-androgens at an earlier stage of treatment. Therefore, while the first priority is to select and enter into Phase I development of an optional NTD inhibitor, the Company is also conducting preclinical studies of combination therapy with academic and industry collaborators.

Identifying an Aniten compound to take into clinical trials

The purpose of the next-generation program is to identify drug candidates with improved potency, reduced metabolic susceptibility and superior pharmaceutical properties compared to ESSA’s first-generation compounds. Structure-activity relation studies conducted on the chemical scaffold of ESSA’s first-generation compounds have resulted in generation of a new series of compounds that have demonstrated higher potency. Additional changes in the chemical scaffold have also been incorporated with the goal of improving ADME and pharmaceutical properties of the chemical class.

In preclinical models of AR inhibition, several candidate molecules have displayed 5 to 10 times higher potency than EPI-002. ESSA intends to conduct additional preclinical studies to identify a possible lead candidate for further IND-enabling studies. If these preclinical studies proceed as planned, the Company anticipates that the nomination of a next-generation drug candidate could occur in calendar with the filing of an IND with the FDA and CTA with Health Canada potentially occurring in the first half of calendar 2019.

Advancing a potential future product candidate through clinical development and regulatory approval in CRPC patients

Following successful identification, characterization and IND approval of a development candidate, the Company intends to conduct a Phase I clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics and potential therapeutic benefits of the drug in CRPC patients. Depending on the date of commencement of the dose escalation Phase 1 trial and the number of cohorts enrolled, the clinical trial is expected to take nine to twelve months and could be completed in the second half of calendar 2019. Once the Phase I clinical trial is complete, the Company plans to review the data, including the safety, tolerability, evidence of efficacy and pharmacological and biomarker data. This information will inform the final size, design and timing of a potential Phase II clinical trial.

Developing a potential future product candidate as an essential component of a new standard of care for the treatment of pre-CRPC and expanding usage earlier in the disease stage

An activated AR is required for the growth and survival of most prostate cancer, and NTD inhibition of AR-directed biology occurs both in full length “wild-type” AR and in the setting of the multiple resistance mechanisms affecting the anti-androgens which work through the opposite end of the AR. The Company, therefore, believes that the AR NTD is an ideal target for next-generation hormone therapy. If ESSA’s potential future product candidate is successful in treating CRPC patients, it is reasonable to expect that such clinical candidate may be effective in treating earlier stage patients. Therefore, the Company may conduct additional clinical studies potentially leading to the approval of a clinical candidate for use in prostate cancer patients at an earlier disease stage likely in combination with anti-androgens. The Company is currently generating in vitro and in vivo data in collaboration with academic and industry investigators in this regard. Preliminary data indicates that there may be potential benefits to combining an NTD inhibitor, such as an Aniten compound, with an anti-androgen that works through inhibition of the LBD of the AR. Other emerging potential clinical applications for NTD inhibitors are in combination with other agents, such as poly ADP ribose polymerase inhibitors, as well as in the subset of metastatic breast cancer patients whose tumors have been demonstrated to have activation of the AR pathway.

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Management’s Discussion and Analysis	December 31, 2017

Evaluating strategic collaborations to maximize value

The Company currently retains all commercial rights for its EPI and Aniten series drug portfolio. The Company continues to evaluate potential collaborations that could enhance the value of its prostate cancer program and allow it to leverage the expertise of such strategic collaborators.

CORPORATE UPDATE AND OVERALL PERFORMANCE

ESSA is a preclinical stage company and does not currently generate revenue. During the three months ended December 31, 2017, the Company recorded a comprehensive loss of $2,131,768 (2016 - $1,464,462 comprehensive income). As of December 31, 2017, the Company had cash resources of $1,867,823 (September 30, 2017 - $3,957,185) and a working capital deficiency of $1,643,594 (2016 - $1,281,551 working capital).

This corporate update highlights significant events and transactions for the three months ended December 31, 2017 and for the subsequent period to the date of this MD&A.

Corporate and Finance Highlights

TSX-V Listing

On November 27, 2017, the Company voluntarily delisted from the TSX and began trading its common shares on the TSX-V under the same symbol, “EPI”, to allow for improved operating efficiency, lower costs, and enhanced financing flexibility, while providing shareholders continued liquity on a recognized stock exchange.

Equity Financing

On January 9, 2018, the Company closed the first tranche of a brokered equity offering (the “January 2018 Financing”), issuing 68,545,000 common shares and 33,080,000 pre-funded warrants at a price of $0.20 each, for total gross proceeds of $20,325,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the first tranche of the January 2018 Financing, the Company paid total cash commissions of $1,204,000, incurred other financing costs of $172,000, and issued 3,518,750 broker warrants, each exercisable into one common share of the Company at a price of $0.20 per common share for a period of five years.

Concurrently, the Company completed a non-brokered private placement of 3,375,000 common shares at $0.20 per share to certain directors of the Company for total gross proceeds of $675,000.

On January 16, 2018, the Company closed the second tranche of the January 2018 Financing, issuing 9,300,000 common shares and 10,700,000 pre-funded warrants at a price of $0.20 each, for total gross proceeds of $4,000,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of 5 years. In connection with the second tranche of the January 2018 Financing, the Company paid total cash commissions of $352,800, incurred other financing costs of $14,000, and issued 1,260,000 broker warrants, each exercisable into one common share of the Company at a price of $0.20 per common share for a period of five years. Furthermore, on January 16, 2018, the Company’s agent partially exercised its over-allotment option for 5,200,000 additional common shares for additional proceeds to the Company of approximately $1,040,000.

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Management’s Discussion and Analysis	December 31, 2017

In connection with the January 2018 Financing, Omega Fund IV, L.P. (“Omega”) acquired 9,300,000 common shares and 10,700,000 pre-funded warrants. Assuming the exercise in full of the 10,700,000 pre-funded warrants and certain warrants held by Omega prior to the January 2018 Financing, Omega would own approximately 17.6% of the issued and outstanding common shares as at January 16, 2018 on a partially-diluted basis. Pursuant to the terms of a nomination rights agreement between the Company and Omega, Omega is entitled to nominate one director to the board of directors of the Company, who must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Omega holds at least 9.99% of the issued and outstanding common shares of the Company. On January 16, 2018, Mr. Hugo Beekman of Omega Fund Management, LLC, was appointed to the board of directors of the Company.

Nasdaq Deficiency

On July 20 and July 21, 2017, the Company received notifications from the Nasdaq indicating that it was not in compliance with two requirements for continued listing, being (i) the maintenance of a minimum bid price of $1.00 and (ii) either a minimum stockholder’s equity of $2,500,000, a minimum market value of $35,000,000 or a minimum $500,000 of net income from continuing operations, noncompliance constituting continued deficiency in respect of these requirements for a period of 30 consecutive business days.

The Nasdaq granted grace periods to the Company for 180 calendar days, to January 15 and January 16, 2018, respectively, to regain compliance with the above-mentioned requirements. During this time, the Company’s common shares continued to be listed and traded on the Nasdaq.

On January 18, 2018, the Company received notification from the Nasdaq indicating that it had (i) demonstrated compliance with the minimum stockholders’ equity standard upon completion of the January 2018 Financing, and (ii) a further grace period of 180 calendar days, to July 16, 2018, had been granted to the Company in relation to regaining a minimum bid price of US$1.00. The Company intends to complete a reverse stock split at its upcoming Annual General Meeting to regain compliance of the minimum bid price requirement.

Change in Senior Management

On January 26, 2018, the Company announced that Frank Perabo, the Company’s Chief Medical Officer (“CMO”) had resigned from the Company, effective January 31, 2018. Dr. Perabo will continue to serve the Company in an advisory capacity.

Voting Agreement

Subsequent to December 31, 2017, it has come to the Company’s attention that the voting agreement among certain of the Company’s shareholders, dated January 14, 2016, as further described in the Company’s management information circular dated January 27, 2017, has been terminated on January 30, 2018.

Research and Development Milestones

Progress in the selection of a potential future product candidate and filing an IND

During the period from the fourth calendar quarter of 2017 to the first calendar half of 2019, the Company has and will continue preclinical studies on the next-generation Aniten compounds. During such period, there are two key research and development milestones that the Company aims to achieve. The first milestone is the selection of a most promising candidate from the Aniten compounds, which will need to meet specific criteria, for the Company to take into the clinical trial stage. Following selection of this clinical candidate, the second milestone is the filing and approval of an IND with the FDA and a CTA with Health Canada.

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Management’s Discussion and Analysis	December 31, 2017

DISCUSSION OF OPERATIONS

Preclinical Studies

The Company is focused on the advancement of next-generation Aniten NTD inhibitors designed to improve upon the properties of the first-generation compound, EPI-002, and its prodrug EPI-506. A series of oral small molecule compounds have been identified which, while retaining the common mechanism of action to interfere with AR-mediated signaling, hold the promise of improved properties such as enhanced potency, reduced susceptibility to metabolism and improved drug-like properties. Several of these compounds are currently being characterized in more detail with the goal of selecting a next-generation development compound based on certain established criteria. The Company also continues to conduct preclinical combination studies.

These next-generation compounds were discovered through chemical modification of the first-generation drug, EPI-002. Specific chemical changes to the structure of EPI-002 resulted in increased potency in an in vitro AR-based gene transcription assay, exhibiting 5 to 10 times higher potency than EPI-002. The ability of the first in the series of these next-generation molecules to reduce tumor growth was confirmed in a human prostate cancer xenograft model. In this preclinical study, the next-generation compound reduced tumor growth compared to the control using low daily doses of the drug.

In addition to higher potency, the next-generation compounds are designed to reduce the metabolism of these agents following oral dosing compared to EPI-002. Excessive metabolism of a drug candidate may reduce the effective exposure levels of a drug and necessitate frequent and excessive dosing requirements. Specific modifications in the chemical structure of these molecules were made in an attempt to block known sites of metabolism of EPI-002. A series of in vitro studies examining drug metabolism were conducted with the next-generation compounds. Results indicated that several of these compounds, with the additional chemical modifications, may be metabolized more slowly than EPI-002 in humans. Currently, the Company is conducting animal pharmacokinetic studies to verify the initial in vitro metabolism results. If this in vitro and in vivo data is replicated in patients, the reduced metabolism of the next-generation compounds may be expected to improve their pharmacokinetic profile and daily dose requirements following oral dosing compared to EPI-002.

Importantly, the next-generation compounds exhibiting less in vitro metabolism were tested against off-target screening. Significant off-target binding of drug candidates may lead to unanticipated toxicity. Several of these compounds showed minimal non-specific binding properties in this screening, indicating a favorable profile for further development. The most promising of these next-generation compounds were selected for further preclinical characterization.

Future Clinical Development Program

Phase I/II Clinical Trial Design for treating CRPC patients

If the Company successfully identifies a clinical candidate following preclinical studies of Aniten compounds, and approval of the IND and CTA are obtained, the Company will conduct a Phase I/II clinical trial to determine the safety, tolerability, maximum tolerated dose, pharmacokinetics, and efficacy of the compound in CRPC patients. In a Phase I study, it is expected the clinical trial will evaluate the safety, tolerability, pharmacokinetics, and maximum-tolerated dose of the compound, in multiple-dose escalations. Learnings from the Phase I clinical trial of EPI-506 will be incorporated into the design and conduct of potential future trials. The Company plans to include, for example, extensive biological characterization of the patients entered into the trial. If the Phase I portion of the clinical trial is successful, the Phase II portion (dose expansion) of the clinical trial will evaluate activity in a target group of biologically-characterized mCRPC patients.

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Management’s Discussion and Analysis	December 31, 2017

Early Conduct of a Combination Phase I/II Clinical Trial

Given the evolution of prostate cancer therapeutics towards combination therapy strategies, the biological rationale for combining NTD and LBD inhibitors, and compelling early in vitro and preclinical animal model results, the Company may perform combination studies of the next-generation Aniten compound with current generation anti-androgens.

Phase III Clinical Trial

In order to obtain full regulatory approval, the Company expects that it will be required to carry out at least one Phase III clinical trial, most likely in patients similar to the population of CRPC patients that will have been enrolled in the planned Phase I/II clinical trial. However, the results of the Phase I/II clinical trial may also suggest modification of the initial patient population based on response and biomarker assessment. In a Phase III clinical trial, the key end-point is expected to be progression-free survival or overall survival relative to patients receiving the standard-of-care. It is expected that such a Phase III clinical trial would be conducted at numerous sites around the world.

SELECTED QUARTERLY FINANCIAL INFORMATION

ESSA was incorporated on January 6, 2009 and did not engage in any material financial or commercial activity until commencing operations in 2010. The Company has not earned revenues or declared dividends as of December 31, 2017.

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with IFRS. The Company has not earned any revenues or declared dividends as of December 31, 2017. Effective January 1, 2016, the Company changed its functional currency from the Canadian dollar to the United States dollar and in anticipation thereof, adopted the United States dollar as the presentation currency as of October 1, 2015.

For the Quarters Ended

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

Total assets	$3,433,234	$5,607,044	$8,405,965	$13,738,990
Long-term liabilities	5,421,942	6,103,835	7,105,830	15,931,442
Research and development expense	969,597	1,165,917	2,920,181	2,548,761
General and administration	958,375	1,105,295	1,302,314	1,363,493
Comprehensive income (loss)	$(2,131,768)	$(1,945,299)	$3,592,404	$(7,610,579)
Basic income (loss) per share	(0.07)	(0.07)	0.12	(0.26)
Diluted income (loss) per share	(0.07)	(0.07)	0.12	(0.26)

For the Quarters Ended

	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016

Total assets	$15,980,790	$10,402,562	$13,666,625	$17,470,959
Long-term liabilities	13,029,510	7,309,467	8,350,043	9,217,777
Research and development expense	(908,493)	3,951,799	3,362,948	2,544,517
General and administration	1,369,819	1,236,873	1,305,780	1,874,597
Comprehensive loss	$1,464,462	$(4,236,768)	$(3,865,757)	$(1,335,215)
Basic income (loss) per share	0.05	(0.15)	(0.13)	(0.04)
Diluted income (loss) per share	0.05	(0.15)	(0.13)	(0.04)

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Management’s Discussion and Analysis	December 31, 2017

The Company’s quarterly results have varied and may, in the future, vary depending on numerous factors, including the timing of CPRIT Grant funding, fluctuations in the Company’s derivative liabilities, and whether the Company has granted any stock options. Certain of these factors may not be predictable to the Company. CPRIT Grant funding is taken proportionately into income against research and development (“R&D”) expenses incurred to date, which in some cases may have been incurred in previous quarters. Fluctuations on derivative liabilities are discussed below under the subheading “Derivative liabilities” section below. The granting of stock options results in share-based payment charges, reflecting the vesting of such stock options. General operating costs other than the specific items noted above tend to be quite similar from period to period.

In the quarter ended March 31, 2016, the Company completed the January 2016 Financing and the March 2016 Financing (each as defined below) for gross proceeds of approximately $20,000,000. The January 2016 Financing resulted in the issuance of the 2016 Warrants (as defined below), which are recorded as derivative liabilities and which increased the long-term liability balance in the period.

In the quarters ended December 31, 2016 and March 31, 2017, the Company recorded the partial receipts of the third tranche of the CPRIT Grant of $3,992,799 and $1,200,000, respectively, which were recognized as recoveries of R&D expenditures. The CPRIT Grant is detailed in the accompanying condensed consolidated interim financial statements. The agreement providing for the CPRIT Grant was executed by the Chief Executive Officer of CPRIT on July 9, 2014 (the “CPRIT Agreement”) and the grant term ended on December 31, 2017, with final compliance reporting and approval for release of the remaining grant funds expected in the first half of calendar 2018.

Three months ended December 31, 2017 and 2016

The Company incurred a comprehensive loss of $2,131,768 for the three months ended December 31, 2017 compared to a comprehensive income of $1,464,462 for the three months ended December 31, 2016, primarily as a result of CPRIT Grant recoveries of $nil (2016 - $3,992,799) recognized against R&D expenditures, and a gain in derivative liability of $88,563 (2016 - $1,994,375).

During the three months ended December 31, 2017, the Company concluded its clinical development of EPI-506 and implemented a corporate restructuring plan, previously announced on September 11, 2017, to focus its research and development resources on its next-generation Aniten compounds. In the prior period, the Company was continuing its clinical studies of EPI-506, resulting in higher clinical and manufacturing costs. This is reflected in total gross R&D expenditures of $969,597 (2016 - $3,084,306). Significant components of R&D expense in the current three-month period include:

•	Clinical costs of $156,557 (2016 - $835,921) have decreased as a result of the Company’s completion of the EPI-506 Phase I/II clinical trial, which was terminated in September 2017.

•	Pharmacology costs of $42,699 (2016 - $151,120) have decreased compared to the comparative period in 2016 due to the completion of testing and experimentation on the Company’s EPI-series drugs.

•	Manufacturing costs of $93,415 (2016 - $929,821) have decreased compared to the comparative period in 2016 as the Company approached the conclusion of the EPI-506 Phase I/II clinical trial, which was terminated in September 2017.

•	Consulting fees were $309,237 (2016 - $239,204) including milestone bonuses payable to the Chief Scientific Offider and Chief Technical Officer on various publications and patent filings, which increased compared to the previous period.

•	Legal patents and license fees have decreased to $122,566 (2016 - $175,122) as the Company previously submitted a number of patent applications. The Company has adopted a tiered patent strategy to protect its intellectual property as the pharmaceutical industry places significant importance on patents for the protection of new technologies, products and processes. The Company anticipates that there will be ongoing investment into patent applications.

10

Management’s Discussion and Analysis	December 31, 2017

•	Other R&D costs were $1,645 (2016 - $98,591) and relate to costs for medical affairs and regulatory matters, which were decreased as the Company reduced its expenditures in this area to focus on development of the next-generation Aniten program.
•	Program administration fees were $79,593 (2016 - $93,096) and relate to fees payable pursuant to collaborative research agreements with the BCCA and UBC. The decrease from the comparative period is a result of reduced fees owing.
•	Salaries and benefits, related to preclinical and clinical staff in Texas and the Company’s former Chief Medical Officer, have decreased to $162,592 (2016 - $474,573) primarily as a result of the corporate structuring in September 2017 that led to reduced preclinical and clinical staff in Texas.

R&D expenses include the following major expenses by nature for the three months ended December 31, 2017 and 2016:

	Three months ended December 31, 2017	Three months ended December 31, 2016

Clinical	$156,557	$835,921
Consulting	309,237	239,204
Legal patents and license fees	122,566	175,122
Manufacturing	93,415	929,821
Other	1,645	98,591
Pharmacology	42,699	151,120
Program administration	79,593	93,096
Salaries and benefits	162,592	474,573
Share-based payments (Note 10*)	(5,459)	45,556
Travel	6,752	41,302
CPRIT grant claimed on eligible expenses (Note 17*)	—	(3,992,799)

Total	$969,597	$(908,493)

* See the Notes set out in the accompanying condensed consolidated interim financial statements for the three months ended December 31, 2017 and 2016.

General and administrative (“G&A”) expenses have decreased from the prior period as the Company has implemented a corporate restructuring plan in September 2017 to streamline and reduced its corporate and financing activity. Significant components of general and administrative expenses in the current three-month period include:

•	Professional fees for legal and accounting services of $93,602 (2016 - $183,355) were incurred in conjunction with the corporate activities in the three month period ended December 31, 2017, in comparison with the prior period in 2016, during which the Company incurred more costs in relation to regulatory filings.

•	Office, IT and communications expense has decreased to $25,624 (2016 - $70,446) in comparison with the prior period in 2016 due to the corporate restructuring in September 2017.

•	Salaries and benefits expense has decreased to $355,296 (2016 - $416,493) in comparison with the prior period in 2016 due to corporate staffing such as the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, as disclosed in “Related Party Transactions”, and reduced general administrative support staff in Houston as a result of the corporate restructuring in September 2017.

11

Management’s Discussion and Analysis	December 31, 2017

General and administrative expenses include the following major expenses by nature for the three months ended December 31, 2017 and 2016:

	Three months ended December 31, 2017	Three months ended September 30, 2016

Amortization	$9,972	$11,536
Consulting and subcontractor fees	18,907	22,703
Director fees	47,750	37,500
Insurance	114,834	107,390
Investor relations	44,854	47,330
Office, IT and communications	25,624	70,446
Professional fees	93,602	183,355
Regulatory fees and transfer agent	20,238	21,764
Rent	110,869	111,594
Salaries and benefits	355,296	416,493
Share-based payments (Note 10*)	93,847	287,872
Travel and entertainment	22,582	51,836

Total	$958,375	$1,369,819

* See the Notes set out in the accompanying condensed consolidated interim financial statements for the three months ended December 31, 2017 and 2016.

Derivative liabilities

At September 30, 2015, the Company recorded a derivative liability of $993,099 on 257,018 United States dollar-denominated broker warrants issued in connection with a financing on January 16, 2015 by the Company of 4,363,634 special warrants at a price of $2.75 per special warrant for aggregate gross proceeds of $11,999,994. The Company recorded a gain of $382,649 with respect to this derivative liability during the three months ended December 31, 2015. On January 1, 2016, as part of the Company’s functional currency change from the Canadian dollar to the United States dollar, the Company de-recognized this derivative liability.

Concurrently on January 1, 2016, the Company recognized a derivative liability of $82,743 on 25,000 Canadian dollar-denominated broker warrants issued in connection with the offering by the Company of convertible debentures in July of 2014 for aggregate gross proceeds of approximately $900,000. As these broker warrants are denominated in Canadian dollars and are exercisable into common shares of the Company, which has a functional currency of United States dollars, the instrument now contains an embedded derivative liability. During the three months ended December 31, 2017, the Company recorded the resulting change in fair value of $151 (2016 - $14,130) with respect to this derivative liability in the statement of loss and comprehensive loss.

The 2016 Warrants (as defined below) and the SVB Warrants have increased the Company’s exposure to fluctuations in the market price of the Company’s common stock. Under a cashless exercise, the 2016 Warrants and the SVB Warrants are exercisable for a variable number of common shares of the Company, resulting in embedded derivatives for which the Company has recognized derivative liabilities. These warrants are measured at fair value, with changes recognized in the statement of loss and comprehensive loss at each reporting date. During the three months ended December 31, 2017, the Company recorded the resulting change in fair value, largely resulting from the decrease in stock price during the period, of $86,050 (2016 - $1,980,245) for the 2016 Warrants and $2,362 (2016 - $Nil) for the SVB Warrants in the statement of loss and comprehensive loss.

Derivative warrant liabilities are discussed under the heading “Critical Accounting Estimates” and Note 8 of the accompanying condensed consolidated interim financial statements for the three months ended December 31, 2017 and 2016.

12

Management’s Discussion and Analysis	December 31, 2017

USE OF PROCEEDS

During the three months ended December 31, 2017, the Company did not complete any financings. See “Corporate Update and Overall Performance - Corporate and Finance Highlights” for information relating to the January 2018 Financing.

During the year ended September 30, 2017, the Company received total net proceeds of $7,779,063 from the SVB debt financing.

During the year ended September 30, 2016, the Company received total net proceeds of $18,919,803 from the following financings:

•	on January 14, 2016, the Company received net proceeds of $13,982,604 in connection with a private placement offering of 4,545,452 units of the Company at $3.30 per unit (the “January 2016 Financing”). Each unit consisted of one common share of the Company, one seven-year cash and cashless exercise warrant and one-half of one two-year cash exercise warrant (collectively, the “2016 Warrants”). Each of the 2016 Warrants has an exercise price of $3.30; and
•	on March 21, 2016, the Company received net proceeds of $4,937,201 in relation to the private placement offering of 1,666,666 common shares of the Company at $3.00 per share (the “March 2016 Financing”).

The following table sets out a comparison of how the Company intended to use the proceeds from the above financings, based on its disclosure, against how the Company actually used the proceeds following the respective closing dates, an explanation of the variances and the impact of the variance on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Proceeds	Actual Use of Proceeds
The development of EPI-506 Phase I/II clinical program through Phase I / Preclinical development of next-generation Aniten compounds

The proceeds were initially used as intended to further the development of the EPI-506 Phase I/II clinical trial program while meeting administrative requirements, up until the fourth quarter of the fiscal year ended September 30, 2017, during which time the EPI-506 Phase I/II clinical trial program was terminated.

During the three months ended December 31, 2017, the Company incurred $969,597 in R&D costs, net of recoveries, in relation to the preclinical costs of the Aniten next generation compound, as well as close-out costs related to the termination of the EPI-506 Phase I/II clinical trial program. An additional $958,375 has been incurred for general and administrative costs in support of the Company’s research and development activities.

During the year ended September 30, 2017, the Company incurred $5,726,366 in R&D costs, net of recoveries, in relation to the development of the EPI-506 Phase I/II clinical trial program. An additional $5,140,921 has been incurred for general and administrative costs in support of the Company’s research and development activities.

During the year ended September 30, 2016, the Company incurred $13,060,201 in R&D costs, net of recoveries, in relation to the development of the EPI-506 Phase I/II clinical trial program. An additional $5,644,118 has been incurred for general and administrative costs in support of the Company’s research and development activities.

As at December 31, 2017, the Company has not yet fully expended the funds raised in these financings towards the completion of the EPI-506 Phase I/II clinical trial program, which concluded during the year. The Company intends to use remaining funds towards the preclinical development of its next-generation Aniten compounds.

13

Management’s Discussion and Analysis	December 31, 2017

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2017, the Company has a working capital deficiency of $1,643,594 (September 30, 2017 - $1,281,551 working capital). Operational activities during the three months ended December 31, 2017 were financed mainly by proceeds from equity financings completed in January 2016 and March 2016, the SVB Term Loan, and the CPRIT Grant. At December 31, 2017, the Company had available cash reserves of $1,867,823 (September 30, 2017 - $3,957,185) and $23,769 (September 30, 2017 - $29,475) in accounts receivable related primarily to GST input tax credits, to settle current liabilities of $4,328,675 (September 30, 2017 - $3,777,212). The Company’s working capital deficiency was remedied in January 2018, upon the completion of the January 2018 Financing, pursuant to which the Company raised total gross proceeds of $26,000,000. The Company believes that, with the proceeds from the January 2018 Financing, the Company has sufficient capital to satisfy its obligations as they become due and execute its planned expenditures through the fiscal 2018 year.

Cash used in operating activities for the three months ended December 31, 2017 was $1,942,724 (2016 - $6,553,415). Working capital items used cash of $47,449 (2016 - $1,881,465).

There were no cash flows from investing activities for the three months ended December 31, 2017 and 2016.

Cash used by financing activities for the three months ended December 31, 2017 was $146,611 (2016 - $7,830,105 cash generated) in interest paid. In the three months ended December 31, 2016, the Company generated cash of $7,830,105 from financing activities including $8,000,000 in gross proceeds received from the SVB Term Loan, offset by $156,895 in cash transaction costs related to the SVB Term Loan and $13,000 in interest paid.

In January 2017 and March 2017, the Company received $3,992,799 and $1,200,000, respectively, as portions of the third and final tranche of the CPRIT Grant of $5,422,000.

The Company does not currently generate revenue. Future cash requirements may vary materially from those expected due to a number of factors, including the costs associated with preclinical activities as well as possible unanticipated costs resulting from strategic opportunities that may arise in the future. As a result, it will be necessary for the Company to raise additional funds in the future. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing; however, there can be no assurance that the Company will successfully raise the funds necessary to continue the preclinical development of its next-generation Anitens targeting the AR NTD and for its other operational activities (see “Risk Factors”).

CONTRACTUAL OBLIGATIONS

As of December 31, 2017, and in the normal course of business, the Company has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual obligations		2018	2019		2020		2021		2022		After 5 years

Minimum annual royalty per
License Agreement (CAD) (1)	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	765,000
Collaborative Research Agreement
with BCCA (CAD)		15,588		—		—		—		—		—

Total (in CAD)	C$	100,588	C$	85,000	C$	85,000	C$	85,000	C$	85,000	C$	765,000
Total (in USD) (2)		$80,181		$67,756		$67,756		$67,756		$67,756		$609,805

SVB loan payments (USD)		$2,419,860		$3,228,446		$3,916,446		$—		$—		$—
Lease on U.S. office spaces (USD)		$128,351		$175,166		$44,474		$—		$—		$—

Total (USD)		$2,628,392		$3,471,368		$4,028,676		$67,756		$67,756		$609,805

14

Management’s Discussion and Analysis	December 31, 2017

Notes:

(1)	ESSA has the worldwide, exclusive right to develop products based on “Licensed IP”, as defined in, and pursuant to, the License Agreement. A copy of the License Agreement is available as Exhibit 4.2 to Amendment No. 1 to the Company’s Form 20-F registration statement filed on June 11, 2015 (File No. 001-37410) on the SEC’s Electronic Data Gathering and Retrieval System, or “EDGAR”, at www.sec.gov. Pursuant to the License Agreement, the Company was required to pay a minimum annual royalty of C$85,000 for the 2017 calendar year and for each year thereafter. Additional milestone payments of C$50,000 and C$900,000, which have been excluded from the above table, would have been due upon the enrolment of the first patient in Phase II and Phase III of the EPI-506 clinical trial, respectively, which had been expected to occur in 2017 and 2018.
(2)	Converted based on the indicative exchange rate of the Bank of Canada of C$1.00 = $0.7971 as at December 31, 2017.

OFF-BALANCE SHEET ARRANGEMENTS & PROPOSED TRANSACTIONS

The Company has no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

The Company has no material proposed business acquisitions or dispositions that have, or are reasonably likely to have, a current or future material effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Compensation accrued and paid to key management personnel for the three months ended December 31, 2017 was as follows:

Name and Relationship	Nature of compensation	Amount (USD)

Richard Glickman, Director and Chairman of the Board	Director fees(1)	$15,000
Gary Sollis, Director	Director fees(1)	11,250
Franklin Berger, Director	Director fees(1)	11,250
Scott Requadt, Director	Director fees(1)	10,250
Dr. Marianne Sadar, Director and Chief Scientific Officer	Consulting fees(2)	163,725
Dr. Raymond Andersen, Director and Chief Technical Officer	Consulting fees(3)	89,558
Dr. David R. Parkinson, Chief Executive Officer	Salary(4)	109,650
David Wood, Chief Financial Officer	Salary(5)	58,611
Peter Virsik, Executive Vice-President and Chief Operating Officer	Salary(6)	111,843
Dr. Frank Perabo, former Chief Medical Officer	Salary(7)	91,250
N/A	Share-based payments (8)	93,760
Total compensation		$766,147

15

Management’s Discussion and Analysis	December 31, 2017

Note:

(1)	The Company compensates its independent directors as follows: annual retainer of $25,000, additional annual retainer of $25,000 for the Chairman of the Board, additional annual retainer of $10,000 for committee chairs, $1,500 per board meeting attended in person, and $1,000 for all other board and subcommittee meetings.
(2)	On December 22, 2010, the Company and Dr. Marianne Sadar entered into a consulting agreement, subsequently amended February 1, 2013 and February 1, 2015, whereby Dr. Sadar receives a monthly consulting fee of C$15,000 and various bonuses payable on the achievement of milestones such as IND filings, contracted research objectives, publications and the filing of patents. The consulting agreement expired on January 31, 2018.
(3)	On December 22, 2010, the Company and Dr. Raymond Andersen entered into a consulting agreement, subsequently amended February 1, 2013 and February 1, 2015, whereby Dr. Andersen receives a monthly consulting fee of C$10,000 and various bonuses payable on achievement of milestones such as IND filings, contracted research objectives, publications and the filing of patents. The consulting agreement expired on January 31, 2018.
(4)	Dr. David R. Parkinson receives a base salary of $438,600 per annum and a performance-based bonus per annum of up to 50% of his base salary.
(5)	David Wood receives a base salary of $230,000 per annum and a performance-based bonus per annum of up to 30% of his base salary.
(6)	Peter Virsik receives a base salary of $365,000 per annum and a performance-based bonus per annum of up to 40% of his base salary.
(7)	Dr. Frank Perabo received a base salary of $447,372 per annum. Dr. Perabo resigned as the CMO of the Company effective January 31, 2018 and will continue to serve the Company in an advisory capacity.
(8)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel.

Key management personnel include: Dr. David R. Parkinson, Chief Executive Officer (“CEO”); David Wood, Chief Financial Officer (“CFO”); Peter Virsik, Executive Vice-President and Chief Operating Officer (“COO”); Dr. Frank Perabo, CMO (who resigned from such role effective January 31, 2018); Dr. Marianne Sadar, Director; Dr. Raymond Andersen, Director; Richard Glickman, Director and Chairman of the Board; Gary Sollis, Director; Franklin Berger, Director; and Scott Requadt, Director.

During the three months ended December 31, 2017, the Company granted Nil (2016 - Nil) options to key management personnel. The vesting of options granted to key management personnel in prior periods was recorded as a share-based payments expense in the statement of income and comprehensive income at a value of $93,760 for the three months ended December 31, 2017 (2016 - $306,690).

Included in accounts payable and accrued liabilities as at December 31, 2017 is $397,799 (September 30, 2017 - $219,031) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Dr. Parkinson, CEO, is entitled to a payment of one year of base salary upon termination without cause after 12 months of employment. This amount increases to 18 months if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Mr. Wood, CFO, is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. Mr. Virsik, COO, is entitled to a payment of six months of base salary upon termination without cause, increasing to one year following one year of employment. This amount increases to 18 months of salary if termination without cause occurs within 18 months after a change of control event. Stock options held by the CEO, CFO, former Executive Vice-President of Research and Development, and COO vest immediately upon a change of control.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements for the three months ended December 31, 2017 and 2016 are detailed in Notes 2 and 3 of the Company’s annual consolidated financial statements for the years ended September 30, 2017, 2016 and 2015:

16

Management’s Discussion and Analysis	December 31, 2017

Change in Functional and Presentation Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. From inception to December 31, 2015, the functional currency of the Company has been the Canadian dollar and its subsidiary’s the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The January 2016 Financing and changes to the Company’s operations have resulted in a change to the currency in which the Company’s management conducts its operating, capital and financing decisions. Consequently, the functional currency of the Company became the United States dollar effective January 1, 2016.

The Company adopted the United States dollar as the presentation currency for the consolidated entity as at October 1, 2015. For comparative reporting purposes, historical financial statements were translated into the United States dollar reporting currency whereby assets and liabilities were translated at the closing rate in effect at the end of the comparative periods; revenues, expenses and cash flows were translated at the average rate in effect for the comparative periods and equity transactions were translated at historic rates.

All financial information presented in this MD&A is expressed in United States dollars unless otherwise stated.

New standards not yet adopted

IFRS 9 Financial Instruments (Revised)

IFRS 9 was issued by the International Accounting Standards Board in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carries over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss. In these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is not expected to have a significant impact on the Company’s business, consolidated financial instruments and financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions involving Advertising Service. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. IFRS 15 is not expected to have a significant impact on the Company’s business, financial instruments and financial statements.

IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The impact of IFRS 16 on the Company’s business, leases and financial statements has not yet been determined.

CRITICAL ACCOUNTING ESTIMATES

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events, that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

17

Management’s Discussion and Analysis	December 31, 2017

Intangible assets - impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible assets - useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s CPRIT Grant, the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in the accompanying condensed consolidated interim financial statements for the three months ended December 31, 2017 and 2016 (Note 17 of the accompanying financial statements) and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the remaining funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about these inputs. The Company makes reference to prices quoted on the TSX (prior to November 27, 2017) and the TSX-V (following November 27, 2017), as applicable, and Nasdaq. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10 of the accompanying condensed consolidated interim financial statements. Share-based payments are recorded under R&D and G&A expenditures.

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of net loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts as detailed in Note 8 of the accompanying condensed consolidated interim financial statements. On January 1, 2016, as part of the Company’s functional currency change from the Canadian dollar to the United States dollar, the Company de-recognized a derivative liability on United States dollar-denominated warrants and recognized a new liability on Canadian dollar-denominated warrants; see discussion under the heading “Selected Quarterly Financial Information - Derivative liabilities.”

18

Management’s Discussion and Analysis	December 31, 2017

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and derivative liability. Cash is measured based on level 1 inputs of the fair value hierarchy. The fair value of receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The derivative liability is measured using level 3 inputs. During the three months ended December 31, 2017, the Company recognized a gain on derivative liability of $88,563 (2016 - $1,994,375) through profit or loss.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due to refundable GST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2017, the Company had a working capital deficiency of $1,643,594. The SVB Term Loan is repayable over 33 months following an interest-only period ending December 31, 2017. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing is dependent on market conditions and may not be available on favorable terms. The CPRIT grant is dependent on the Company completing all of the contractual obligations thereunder (see the accompanying condensed consolidated interim financial statements for details with respect to the CPRIT Grant terms). In January 2018, the Company completed a financing for total gross proceeds of $26,000,000. The Company believes that, with the proceeds from the January 2018 Financing, the Company has sufficient capital to satisfy its obligations as they become due and execute its planned expenditures through the fiscal 2018 year.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)       Interest rate risk

As at December 31, 2017, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $12,389 or decrease of $5,611 in the net loss realized for the period.

(b)       Foreign currency risk

Historically, the Company has been exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in United States dollars as the Company was financed and functioning in Canadian dollars. Over time, the Company has become increasingly exposed to the United States dollar due to the financings completed in United States dollars, the United States dollar-denominated CPRIT Grant (see Note 16 of the accompanying condensed consolidated interim financial statements) and movement of operations to Houston pursuant to the terms of the CPRIT Grant. Accordingly, the Company adopted the United States dollar as its functional currency from the Canadian dollar as of January 1, 2016, such that the Company’s foreign currency risk exposure now relates to net monetary assets denominated in Canadian dollars. A 10% change in the foreign exchange rate between the Canadian and United States dollar would result in a fluctuation of $44,024 in the net loss realized for the period. The Company does not currently engage in hedging activities.

19

Management’s Discussion and Analysis	December 31, 2017

(c)       Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com, the website of the SEC at www.sec.gov and the Company’s website at www.essapharma.com. The Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2017 also provides additional information on the Company, and can be accessed through SEDAR at www.sedar.com or the website of the SEC at www.sec.gov.

OUTSTANDING SHARE CAPITAL

The following table sets out the equity instruments of the Company outstanding as of the date of this MD&A:

Equity instruments:

Common shares	115,521,889
Stock options	2,942,219
Warrants	53,278,734

RISK FACTORS

Prior to making an investment decision investors should consider the investment, operational and intellectual property risks set out in the Company’s second amended and restated prospectus supplement dated January 5, 2018 and the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2017, each of which are posted on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out in the aforementioned amended and restated prospectus supplement and Annual Report on Form 20-F to be the most significant to potential investors in the Company, but are not all of the risks associated with an investment in securities of the Company.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors of the Company are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment. The Company’s actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

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Management’s Discussion and Analysis	December 31, 2017

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures (“DC&P”)

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related condensed consolidated interim financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. The Company’s certifying officers conducted or caused to be conducted under their supervision an evaluation of the disclosure controls and procedures as required under Canadian securities laws, as at September 30, 2017. Based on the evaluation, the Company’s certifying officers concluded that the disclosure controls and procedures were effective to provide a reasonable level of assurance that information required to be disclosed by the Company in its annual filings, interim filings, and other reports that it files or submits under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified and that such information is accumulated and communicated to the Company’s management, including the certifying officers, as appropriate to allow for timely decisions regarding required disclosure.

It should be noted that while the Company’s certifying officers believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting (“ICFR”)

The Company’s certifying officers acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at September 30, 2017, the Company’s certifying officers conducted or caused to be conducted under their supervision an evaluation of the design and operating effectiveness of the Company’s internal control over financial reporting, as required under Canadian securities laws. Based on such evaluation, the Company’s certifying officers concluded that the Company’s internal control over financial reporting was effective.

The Company ceased to be a venture issuer, as defined by National Instrument (“NI”) 51-102 - Continuous Disclosure Obligations on July 9, 2015 as a result of completing its listing on the Nasdaq. The Company’s Audit Committee is comprised of Franklin Berger (chair), Richard Glickman, and Gary Sollis, all of whom are “financially literate” as defined in NI 52-110 - Audit Committees (“NI 52-110”) and the rules of Nasdaq. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the United States Securities and Exchange Act of 1934, as amended, and the rules of Nasdaq. The Company’s Board has determined that Mr. Berger is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Management has adopted the internal control framework of the Committee of Sponsoring Organizations of the Treadway Commission Internal Control - Integrated Framework (2013).

The Company did not have any significant changes to its ICFR systems in the period from October 1, 2017 to December 31, 2017 that materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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Management’s Discussion and Analysis	December 31, 2017

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act and applicable Canadian securities laws. All statements in this MD&A, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “hopes” or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward looking statements include, but are not limited to statements related to:

•	the initiation, timing, cost, location, progress and success of, strategy and plans with respect to, ESSA’s research and development programs (including research programs and related milestones with regards to next-generation drug candidates and compounds), preclinical studies and clinical trials;
•	the therapeutic benefits, properties, effectiveness, pharmacokinetic profile and safety of the Company’s potential future product candidates, including the expected benefits, properties, effectiveness, pharmacokinetic profile and safety of the Company’s next-generation Aniten compounds;
•	Dr. Perabo’s departure from the Company as Chief Medical Officer and continuing involvement with the Company in an advisory capacity;
•	the Company’s ability to advance its potential future product candidates through, and successfully complete, clinical trials;
•	the Company’s ability to achieve profitability;
•	the Company’s ability to obtain funding for operations, including research funding, and the timing of potential sources of such funding;
•	the CPRIT Grant and payments thereunder;
•	the Company’s use of proceeds from funding and financings;
•	the Company’s ability to recruit sufficient numbers of patients for future clinical trials, and the benefits expected therefrom;
•	the implementation of the Company’s business model and strategic plans, including strategic plans with respect to patent applications and strategic collaborations partnerships;
•	the Company’s ability to identify, develop and commercialize product candidates;
•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;
•	the Company’s expectations regarding federal, state, provincial and foreign regulatory requirements, including the Company’s plans with respect to anticipated regulatory filings;
•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada and other jurisdictions;
•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by the Company’s potential future product candidates;
•	the rate and degree of market acceptance and clinical utility of the Company’s potential future product candidates, if any;
•	the timing of, and the Company’s ability and the Company’s collaborators’ ability, if any, to obtain and maintain regulatory approvals for the Company’s potential future product candidates;
•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;
•	the Company’s ability to engage and retain the employees required to grow its business;
•	the compensation that is expected to be paid to the Company’s employees;
•	the Company’s future financial performance and projected expenditures;
•	developments relating to the Company’s competitors and its industry, including the success of competing therapies that are or may become available; and
•	estimates of the Company’s financial condition, expenses, future revenue, capital requirements, its needs for additional financing and potential sources of capital and funding.

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Management’s Discussion and Analysis	December 31, 2017

Such statements reflect the Company’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including those described under “Risk Factors”. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to:

•	its ability to identify a product candidate or product candidates;
•	its ability to obtain regulatory and other approvals to commence a clinical trial involving future product candidates;
•	its ability to obtain positive results from its R&D activities, including clinical trials;
•	its ability to obtain required regulatory approvals;
•	its ability to successfully out-license or sell future products, if any, and in-license and develop new products;
•	favourable general business and economic conditions;
•	the availability of financing on reasonable terms;
•	its ability to attract and retain skilled staff;
•	market competition;
•	the products and technology offered by the Company’s competitors;
•	its ability to protect patents and proprietary rights; and
•	its ability to repay debt.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2017. Some of these risks and assumptions include, among others:

•	uncertainty as to the Company’s ability to raise additional funding;
•	the Company’s ability to continue as a going concern;
•	the Company’s incurrence of significant losses in every quarter since its inception and anticipation that it will continue to incur significant losses in the future;
•	risks related to raising additional capital, which may include dilution to the Company’s existing shareholders, restrictions on the Company’s operations or requirements to relinquish rights to ESSA’s technologies or any future product candidates;
•	the Company’s limited operating history;
•	risks related to the Company's ability to comply with the CPRIT Agreement;
•	uncertainty as to the Company’ ability to generate sufficient cash to service its indebtedness, which currently consists of its capital term loan facility with Silicon Valley Bank;
•	the Company’s ability to identify a product candidate through preclinical studies;
•	the Company’s future success is dependent primarily on identification through preclinical studies, regulatory approval, and commercialization of a single product candidate;
•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;
•	uncertainty related to the Company’s ability to obtain required regulatory approvals for ESSA’s proposed products;
•	the Company’s ability to successfully develop potential future product candidates in a timely manner;
•	the Company's ability to successfully commercialize future product candidates;
•	the possibility that the Company’s potential future product candidates may have undesirable side effects:
•	risks related to clinical drug development;
•	risks related to the Company’s ability to conduct a clinical trial or submit a future NDA/NDS or IND/CTA (each, as defined herein);
•	risks related to the Company’s ability to enroll subjects in clinical trials;

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Management’s Discussion and Analysis	December 31, 2017

•	risks that the FDA (as defined herein) may not accept data from trials conducted in such locations outside the United States;
•	risks related to the Company’s ongoing obligations and continued regulatory review;
•	risks related to potential administrative or judicial sanctions;
•	the risk of increased costs associated with prolonged, delayed or terminated clinical trials;
•	risks related to the Company’s failure to obtain regulatory approval in international jurisdictions;
•	risks related to recently enacted and future legislation in the United States that may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, its potential future products and affect the prices the Company may obtain;
•	risks related to new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare;
•	the risk that third parties may not carry out their contractual duties;
•	the possibility that the Company’s relationships with CROs (as defined herein) may terminate;
•	risks related to the Company’s lack of experience manufacturing product candidates on a large clinical or commercial scale and its lack of manufacturing facility;
•	the Company’s reliance on proprietary technology;
•	the Company may not be able to protect its intellectual property rights throughout the world;
•	claims by third parties asserting that the Company, or its employees have misappropriated their intellectual property, or claiming ownership of what the Company regards as its intellectual property;
•	risks related to the Company's ability to manage growth;
•	risks related to the Company’s ability to attract and maintain highly-qualified personnel;
•	risks related to potential conflicts of interest between the Company and its directors and officers;
•	competition from other biotechnology and pharmaceutical companies;
•	risks related to movements in foreign currency exchange rates;
•	third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues;
•	risks related to the Company’s ability to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists;
•	risks related to the Company’s ability to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements;
•	risks related to the Company’s ability to achieve or maintain expected levels of market acceptance for its products;
•	risks related to the Company’s ability to realize benefits from acquired businesses or products or form strategic alliances in the future;
•	risks related to collaborations with third parties;
•	risks that employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm its reputation;
•	risks related to product liability lawsuits;
•	risks related to computer system failures;
•	business disruptions that could seriously harm the Company’s future revenues and financial condition and increase ESSA’s costs and expenses;
•	compulsory licensing and/or generic competition;
•	risks related to the Company’s dependence on the use of information technologies;
•	risks related to the increased costs and effort as a result of ESSA becoming a public company;
•	risks inherent in foreign operations;
•	laws and regulations governing international operations may preclude the Company from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs;
•	risks related to laws that govern fraud and abuse and patients' rights;
•	risks related to the Company’s ability to comply with environmental, health and safety laws and regulations;
•	risks related to the different disclosure obligations for a U.S. domestic reporting company and a foreign private issuer such as ESSA;

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Management’s Discussion and Analysis	December 31, 2017

•	risks relating to the Company’s ability to maintain its status as a foreign private issuer in the future;
•	the risk that the Company could become a “passive foreign investment company;”
•	risks related to the Company’s status as an emerging growth company;
•	risks related to United States investors' ability to effect service of process or enforcement of actions against the Company;
•	risks related to the Company's dividend policy;
•	risks associated with future sales of the Company’s securities;
•	risks related to the Company’s ability to implement and maintain effective internal controls;
•	risks related to the Company's ability to maintain an active trading market for its Common Shares;
•	share price volatility associated with the Company’s thinly traded common shares;
•	risks related to market price and trading volume volatility; and
•	risks related to analyst coverage.

If one or more of these risks or uncertainties or a risk that is not currently known to the Company, materialize, or if its underlying assumptions prove to be incorrect, actual results may vary significantly from those expressed or implied by forward-looking statements. The forward-looking statements represent the Company’s views as of the date of this document. While the Company may elect to update these forward-looking statements in the future, the Company has no current intention to do so except as to the extent required by applicable securities law. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements. The Company advises you that these cautionary remarks expressly qualify in their entirely all forward-looking statements attributable to the Company or persons acting on its behalf.

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